March 21, 2012

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Kevin L. Vaughn

Re:	Woodward, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2011

Filed November 16, 2011

File No. 000-08408

Ladies and Gentlemen:

Set forth below are the responses of Woodward, Inc. (“Woodward,” the “Company,” “we,” or “our”) to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in your letter dated March 7, 2012, with respect to the Annual Report on Form 10-K for the fiscal year ended September 30, 2011, filed November 16, 2011. For your reference, we have repeated below in italics the Staff’s comments immediately prior to the responses.

Form 10-K for the Fiscal Year Ended September 30, 2011

Note 21 – Segment information, page 94

1.	We note your response to prior comment 10 as it relates to the aggregation of your five operating segments into two reportable segments. Your analysis seems to focus on the ways that the operating segments are similar. Please provide us additional analysis that includes consideration of the ways in which the operating segments may differ from each other. Explain why you believe the ways that the operating segments are similar as discussed in this response carry greater weight than the ways in which the operating segments may differ.

Response:

As of September 30, 2011, we identified five operating segments: Airframe Systems, Aircraft Turbine Systems, Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems.

The five operating segments are aggregated within two reportable segments, Aerospace and Energy. The Airframe Systems and Aircraft Turbine Systems operating segments are aggregated into our Aerospace reportable segment. The Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments are aggregated into our Energy reportable segment.

During our analysis of the aggregation criteria set forth in FASB ASC paragraph 280-10-50-11, we considered both similarities and differences between the aggregated operating segments included in our Aerospace and Energy reportable segments. We have set out below a further discussion of how the aggregated operating segments within each of our reportable segments differ from each other and why we believe the ways that the operating segments are similar, as previously communicated to the Staff in our response dated February 22, 2012 (our “February Response Letter”), carry greater weight.

Differences between the Airframe Systems and Aircraft Turbine Systems operating segments within the Aerospace reportable segment

There are minor differences between our Airframe Systems and our Aircraft Turbine Systems operating segments that were considered in our analysis of the aggregation criteria set forth in FASB ASC paragraph 280-10-50-11. Management considered the following:

Similar economic characteristics

Our evaluation of the quantitative economic similarities between the Airframe Systems and Aircraft Turbine Systems operating segments provided to the Staff on a supplemental basis with our February Response Letter included a discussion of how certain economic characteristics differed. Based on that analysis, we continue to believe that any fluctuations noted in the historic and/or projected economic characteristics can be explained by market conditions and other factors. More specifically, the historical fluctuations are caused by the identifiable factors discussed in our February Response Letter that can be isolated to specific periods of time and are not indicative of long-term or consistent differences in economic characteristics, including the need for a reasonable period of time to integrate the acquired companies within our Airframe Systems operating segment. We expect the historical differences to lessen in the future.

The nature of the product and services

Airframe Systems primarily manufactures and supports motion control systems and Aircraft Turbine Systems primarily manufactures and supports propulsion systems. Each operating segment invests heavily in research and partners with our customers to design and manufacture a broad line of products that focus on the aerospace and complementary industries.

Prior to the acquisitions of the businesses that became our Airframe Systems operating segment, during our fiscal year ending September 30, 2009, our Aircraft Turbine Systems operating segment had core aerospace controls competencies. We acquired the Airframe Systems businesses as part of a strategic plan to build on these aerospace core competencies and to allow us to expand content on various aerospace platforms.

Most sales of our two Aerospace operating segments are for use on fixed-wing and rotary manned and unmanned aircraft, including powered and unpowered guided weapons systems. Our Airframe Systems operating segment also provides motion control systems for military ground vehicles. These motion control systems are similar to, and share underlying technology with, the aircraft motion control systems manufactured by our Airframe Systems operating segment. Since the underlying technology used in motion control systems for military ground vehicles is substantially the same as that used in motion control systems for aircraft, we do not believe the difference in end-use on military ground vehicles as compared to use on civilian and military aircraft is significant.

We concluded that the similarities previously communicated to the Staff in our February Response Letter, including that both operating segments generally focus on flight and fuel efficiency through lower weight and improved power performance on various aerospace platforms, carry greater weight than the ways in which the operating segments differ through focus on motion control as compared to propulsion systems, or through the production and sale of motion control systems for military ground vehicles.

The nature of production processes

Airframe Systems and Aircraft Turbine Systems manufacture a broad range of individual products and product lines using various types of production equipment and employees possessing similar technical skills. We believe our Airframe Systems and Aircraft Turbine Systems operating segments have similar degrees of labor intensiveness and capital intensiveness. These similarities, plus the similarities in the general design, layout and functionality of our various Aerospace facilities strongly supports the similarity of the nature of the production processes in our Aerospace operating segments. We do not believe there are any substantive differences between the production processes of our Airframe Systems operating segment and our Aircraft Turbine Systems operating segment. Please see related discussion in our responses to the Staff’s comments 3(b) and 3(c).

We concluded that the similarities previously communicated to the Staff in our February Response Letter, including that parts are manufactured by highly skilled technicians utilizing precision equipment and held to the highest quality standards, carry greater weight than the ways in which the manufacture of specific products and product lines may differ.

The type or class of customer for their products and services

Our Airframe Systems operating segment has a higher concentration of sales of product for use on military platforms than our Aircraft Turbine Systems operating segment. Our Aircraft Turbine Systems operating segment has a higher concentration of sales from aftermarket customers than our Airframe Systems operating segment.

These differences result primarily from the alternative historical paths that each operating segment has followed. Aircraft Turbine Systems developed organically while Airframe Systems was developed through acquisitions. The predecessor Airframe Systems businesses had a different strategic focus than Woodward’s post-acquisition model, although even prior to acquisition, the businesses that make up both Aerospace operating segments provided product and support to large aerospace original equipment manufacturers (“OEMs”) and similar end-users, such as various airline operators or national governments.

We anticipate that these differences will moderate over time as we continue to focus on our long-term Aerospace strategy of maximizing content from both Aerospace operating segments on civilian and military platforms, and maximizing aftermarket opportunities in both operating segments. Since both operating segments have a mix of military and civilian sales, albeit not the same percentage mix, and both military and civilian sales are substantial to both operating segments, we believe this indicates that the customer base is similar and aggregation is appropriate.

We concluded that the similarities previously communicated to the Staff in our February Response Letter, as well as our expectation that these differences will moderate over time, carry greater weight than differences in aftermarket sales mix or military versus civilian end-use.

The methods used to distribute their products or provide their services

There are no differences between the methods used to distribute our products or provide services for our Airframe Systems operating segment compared to our Aircraft Turbine Systems operating segment.

The nature of the regulatory environment

Some sales of our Airframe Systems operating segment are subject to rigorous Federal Acquisition Regulation (“FAR”) and Cost Accounting Standards (“CAS”) regulations that generally do not apply to the Aircraft Turbine Systems operating segment. This difference resulted primarily from differences in the strategic focus of the acquired predecessor Airframe Systems businesses from our organic Aircraft Turbine Systems business. The FAR and CAS regulations impose requirements regarding how we track and report certain costs for accounting purposes, which have minimal impact on the strategic management of our business. We believe over time a smaller percentage of our sales will be subject to FAR and CAS as we strategically focus on negotiating new sales arrangements for government contracts on a commercial basis when possible.

We concluded that the similarities previously communicated to the Staff in our February Response Letter, including that both operating segments must comply with Federal Aviation Administration (“FAA”) regulations and our strategy to maximize future commercial sales opportunities, carry greater weight than the fact that certain Airframe Systems sales are subject to FAR and CAS regulations.

Differences between the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments within the Energy reportable segment

There are minor differences between our Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments that were considered in our analysis of the aggregation criteria set forth in FASB ASC paragraph 280-10-50-11. Management considered the following:

Similar economic characteristics

Our evaluation of the quantitative economic similarities between the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments was provided to the Staff on a supplemental basis with our February Response Letter and included a discussion of how certain economic characteristics differed. Based on that analysis, we continue to believe that any fluctuations noted in the historic and/or projected economic characteristics can be explained by market conditions and other factors. More specifically, historical fluctuations are caused by the identifiable factors discussed in our February Response Letter that can be isolated to specific periods of time and are not indicative of long-term or consistent differences in economic characteristics.

The nature of the product and services

Engine Systems and Industrial Turbomachinery Systems support efficient combustion-based reciprocal engines, industrial gas and steam turbines and compressors. Electrical Power Systems produces and supports electrical controls, both as saleable products of Electrical Power Systems, and as products that are sold by the other two Energy operating segments, either as saleable product or as integrated components of products sold by Engine Systems and Industrial Turbomachinery Systems. Each operating segment is comprised of broad product and product line offerings.

Strategically, we are focused on capitalizing on opportunities available from the growth of global energy usage as populations and global purchasing capacity and requirements increase in the various vertically and horizontally integrated markets of the Energy Value Stream. All the products sold by the three Energy operating segments are used to control the power of energy throughout the Energy Value Stream and are critical to the execution of this strategy.

We concluded that the similarities previously communicated to the Staff in our February Response Letter, including that all the products manufactured and sold by the three Energy operating segments are used to control the power of energy in the Energy Value Stream, carry greater weight than the ways in which the operating segments differ through focus on combustion products as compared to electrical controls.

The nature of production processes

Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems manufacture a wide range of individual products and product lines using various types of production equipment by employees possessing similar technical skills. We do not believe there are any substantive differences between the production processes of our three Energy operating segments.

In addition, we believe our Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments have similar degrees of labor intensiveness and capital intensiveness, which indicates the similarity of the nature of the production processes. Further, several of our global plant locations support two or more of our Energy operating segments through shared facilities, equipment and/or technicians.

We concluded that the similarities previously communicated to the Staff in our February Response Letter, including that parts are manufactured by highly skilled technicians utilizing state of the art equipment to produce highly engineered end products, carry greater weight than any differences in the ways in which specific products and product lines are manufactured.

The type or class of customer for their products and services

Our Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments sell to various large commercial OEMs operating in the Energy Value Stream that manufacture a wide range of end products, including industrial turbines, reciprocating engines, compressors, locomotives, and marine propulsion systems.

We concluded that the similarities previously communicated to the Staff in our February Response Letter, including that end-use customers share the need for lower fuel consumption, reduced emissions, and operating efficiencies, carry greater weight than any differences in the specific ways in which these products are utilized by end-use customers.

The methods used to distribute their products or provide their services

There are no differences between the methods used to distribute our products or provide services for our Electrical Power Systems, Engine Systems or Industrial Turbomachinery Systems operating segments.

The nature of the regulatory environment

Our three Energy operating segments manufacture products in multiple countries and sell to customers throughout the world, who also sell to end-use customers throughout the world. Therefore, the three Energy operating segments, and their customers, are subject to various regulatory environments specific to the countries in which they operate and/or to the countries in which end-users will operate the products. Please see our related discussion to Staff comment number five.

We concluded that the similarities previously communicated to the Staff in our February Response Letter, including that our Energy operating segments and their customers are all subject to emissions and safety standards in various countries, carry greater weight than the ways in which regulations may differ depending on location specific regulations.

2.	Further to the above, explain to us the benefits that you receive from the disaggregated reporting of the five operating segments for purposes of your internal reporting. Address why you do not believe the disaggregated information would be more meaningful to investors than the two reportable segments you currently present.

Response:

Below is our response to the first part of the Staff’s question “explain to us the benefits that you receive from the disaggregated reporting of the five operating segments for purposes of your internal reporting.”

Organizationally, we operate our business through five business groups, two of which focus on products and services we provide to the aerospace and defense markets and three of which focus on the products and services we provide to our vertically and horizontally integrated Energy Value Stream markets. These five operating groups are organized around similar product lines and each is managed by a group president, who for administrative purposes, reports directly to Tom Gendron, our Chief Executive Officer. Lower levels of management are also organized around similar product lines and production processes and report to each of the group presidents. For internal purposes, we report on the operating results of the five groups to our executive management through the Office of the Chairman, which we have identified as our Chief Operating Decision Maker. Internally, we also report lower level operating results to the group presidents or to other layers of management.

We believe that operating our global business as five discrete groups organized around similar product lines allows our group presidents, each of whom possess the necessary managerial and organizational skills, experience, and business acumen necessary to effectively manage their assigned portions of our business, to focus on manageable volumes of customers and activity. This organizational structure also allows our executive management, through the Office of the Chairman, to hold the group presidents accountable for the operational performance of their respective areas of responsibility and to manage the allocation of resources between the groups.

Below is our response to the second part of the Staff’s question “Address why you do not believe the disaggregated information would be more meaningful to investors than the two reportable segments you currently present.”

We considered the guidance of FASB ASC paragraph 280-10-10-1 which defines the objectives of the FASB’s segment reporting rules, and states:

“The objective of requiring disclosures about segments of a public entity and related information is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

a.	Better understand the public entity’s performance

b.	Better assess its prospects for future net cash flows

c.	Make more informed judgments about the public entity as a whole”

We believe the current presentation of aggregated information for the two reportable segments gives our investors meaningful insight into the key strategic factors needed to understand our business.

Strategically, our executive management team, through the Office of the Chairman, manages our business at the Aerospace and Energy reportable segment level, which are based on the two major markets that we serve. Likewise, our Board of Directors evaluates the effectiveness of management’s strategic performance within our Aerospace and Energy markets. Woodward is a broad-based company with a global footprint and numerous product lines that we manage administratively at a disaggregated operating segment or group level. We do not believe that providing disaggregated information based on our internal administrative organizational structure would help our investors and other users of our financial statements to understand our business at a strategic level.

Until September 2011, we reported our results externally at the operating segment levels in place at that time, as discussed in our February Response Letter. Based on feedback we have received from analysts that make a market for our common stock, investors, bankers, and employees, we believe that providing more information to investors is not the same as providing better information.

When we reported results summarized by similar product lines, as opposed to strategic market, we believe that users of our financial statements had difficulty understanding Woodward’s business performance and the way in which it generates net cash flows since there was no direct link between how our operating segments aligned to the Aerospace and Energy markets. Users could articulate the major product lines for which we manufactured product, but not how the various parts made up the whole that is Woodward, Inc. or why those various product line groupings were complementary and supported our strategic goals.

Since changing our segment reporting to the aggregated Aerospace and Energy reportable segment level, we believe the users of our financial statements more clearly understand that Woodward provides product and system solutions to the Aerospace and Energy markets. We believe that the simplicity of this presentation is consistent with the objectives of segment reporting provided in FASB ASC paragraph 280-10-10-1, by helping financial statement users better understand our business, which should enhance their ability to assess our prospects for future net cash flows and make more informed judgments about Woodward as a whole.

We further discuss this conclusion, in the specific context of each reportable segment, below.

Aerospace

Our Airframe Systems and Aircraft Turbine Systems operating segments both support the aerospace and defense markets. Aircraft require both flight control systems, which our Airframe Systems operating segment manufactures and supports, and turbine fuel control systems, which our Aircraft Turbine Systems operating segment manufactures and supports.

Current and future OEM sales by both of our Aerospace operating segments vary based on the production schedules of large OEM airframers, such as Boeing, Airbus or Sikorsky, for aircraft platforms on which we have content. Our Airframe Systems and Aircraft Turbine Systems operating segments often support the same platforms, and as new aircraft content opportunities arise in the future, we expect to expand our content of both motion and propulsion control systems on the same platforms. For example, the reengineering of the Boeing 737 MAX or Airbus A320neo aircraft platforms will trigger new propulsion products on a redesigned engine as well as new actuation products to support a redesigned nacelle configuration, which leads to content opportunities for both of our Aerospace operating segments.

Aftermarket sales by both of our Aerospace operating segments vary based on flight operations of aircraft already in production or use. If an aircraft platform has content on-board from either of our Aerospace operating segments, usage of that aircraft will ultimately generate aftermarket sales.

Since we support a wide range of aircraft platforms, we believe that future results of both our Aerospace operating segments can best be understood in terms of global aircraft production schedules and global aircraft usage via flight hours. From a macroeconomic perspective, we believe that future trends and results of both our Aerospace operating segments will likely track the overall aerospace industry.

We believe this is also the view of analysts and other experts who regularly follow our results and provide feedback and advice to investors and potential investors. We are regularly asked to provide information on our total level of content on specific platforms in terms of finished aircraft, or platform categories, such as wide-body commercial airliners or business jets. These analysts do not generally ask for information on which operating segment has platform content, reinforcing our belief that they, like us, are focused on our total Aerospace market opportunities, not the separate opportunities of the Airframe Systems and Aircraft Turbine Systems operating segments.

Strategically, we are focused on capitalizing on opportunities available from expanded content on high-volume aerospace platforms. By providing aggregated information about our Aerospace reportable segment in our financial statements, we believe we provide investors the information that allows them to understand our strategy, and the degree to which we are succeeding in executing our strategy, of capturing market opportunities by maximizing system content. We believe this aggregated information will further allow investors to understand the performance of our Aerospace reportable segment and assess its prospects for future net cash flows which will allow our investors to make more informed judgments about our Aerospace reportable segment.

Conversely, if we disaggregated our reporting, we do not think that reporting sales, segment earnings, and a discussion of operating segment specific results for our two Aerospace operating segments would give as clear a picture to our investors of our progress in executing our strategy.

We will continue to provide information within our regulatory filings about major trends and factors within our Aerospace reportable segment that may significantly impact our product lines.

Energy

We believe that a power grid is power source agnostic. Electrical energy, once input to a power grid, is generic electrical energy. In other words, once electrical energy enters the power grid, it does not matter whether that power was generated from a nuclear power plant, a coal-fired power generation plant, a steam turbine, a wind farm, or a gas powered reciprocal engine.

Similarly, a reciprocal or industrial turbine engine is fuel source agnostic. The fuel source used is secondary to how effectively and efficiently the engine performs its basic function of producing power that can be harnessed and utilized. We provide solutions to our Energy customers that allow end-users economic flexibility to choose fuel source based on global price and availability by developing and supporting a range of products that are fuel source agnostic.

There is a global demand for increased power, which is influenced by a number of factors. Woodward provides the tools to both generate power and to control power through our three Energy operating segments, which focus on energy demand opportunities across a variety of vertically and horizontally integrated markets. Each of our Energy operating segments service overlapping markets by manufacturing and servicing products that provide effective control of energy, whether generated for a national power grid or for an isolated micro-grid, such as those that support a mobile gas drilling site, and for compression technologies.

Strategically, we are focused on capitalizing on opportunities available from the growth of global energy usage in our vertically and horizontally integrated markets. By providing aggregated information about our Energy reportable segment in our financial statements we believe we provide investors the information that allows them to understand our strategy, and our ability to execute on our strategy, of capturing market opportunities by maximizing system content throughout the Energy Value Stream by providing more efficient solutions with lower emissions. We believe this aggregated information will further allow investors to understand the performance of our Energy reportable segment and assess its prospects for future net cash flows which will allow our investors to make more informed judgments about our Energy reportable segment.

Our Engine Systems operating segment and our Industrial Turbomachinery Systems operating segment provide control systems to support various reciprocating engine power generation, natural gas or steam-turbine power generation applications, and compression technologies. The control systems designed and manufactured by our Electrical Power Systems operating segment provide control systems that allow users to harness power generated from these sources, as well as wind, solar, and other sources.

Our strategy is to maximize content at all levels of the Energy Value Stream, whether that content is ultimately used to power a piece of industrial mining equipment, to drive a locomotive engine on a train, or manage power utilization on a compressor used in oil well drilling applications.

Conversely, if we disaggregated our reporting, we do not think that reporting sales, segment earnings, and a discussion of operating segment specific results for our three Energy operating segments would give as clear a strategic picture to our investors, who may be unduly focused on specific individual markets within the global Energy Value Stream, such as our content on industrial equipment, or marine applications, which are only small parts of our overall global Energy strategy. As discussed more fully in our response to question four, we do not believe that any concentration in our existing sales mix to one or more markets is sufficiently significant such that reporting on one or more of our Energy operating segments would outweigh the benefits, including clarity, that our investors gain from our providing aggregated information for our Energy reportable segment. To fully appreciate and understand our growth opportunities, which is necessary to understand our prospects for future net cash flows and make informed judgments about Woodward as a whole, we believe it is important to focus on the totality of the Energy Value Stream.

We will continue to provide information within our regulatory filings about major trends and factors within our Energy reportable segment that may significantly impact our product lines.

3.	We note your discussion in response to prior comment 10 regarding your aggregation of the Airframe Systems and Aircraft Turbine Systems operating segments into your Aerospace reportable segment. Please provide us with additional information regarding how you have analyzed the criteria in FASB ASC 280-10-50-11 by addressing the following:

a.	Discuss how the product production cycles and the product life cycles compare between the two operating segments.

Response:

For purposes of our response, the term “product production cycles” refers to the time between when an order is received and the corresponding product is shipped, and the term “product life cycle” refers to the time between when development of a product first begins and when sales, service or repair opportunities for the product finally ceases.

Product production cycles

The time of receipt of a customer order to shipment of a finished part varies from part to part, but is generally three to twelve months for both our Airframe Systems’ and our Aircraft Turbine Systems’ products. Many of the components for both Airframe Systems’ and Aircraft Turbine Systems’ products are manufactured in multiple stages and it is common for the bill-of-materials for a given product to have from twenty to two thousand or more component parts for both operating segments. The broad difference in number of parts included in the bill-of-materials depends on the complexity of the end product and where it is included in the component assembly cycle of significant Airframe Systems or Aircraft Turbine Systems aircraft systems.

Product life cycles

Product life cycles for both our Airframe Systems and our Aircraft Turbine Systems operating segments are generally from thirty to fifty years.

Product development, testing and certification generally takes multiple years from start to final FAA acceptance for aircraft parts, whether manufactured by our Airframe Systems operating segment or our Aircraft Turbine Systems operating segment.

Product development and production life cycles for both the Airframe Systems and the Aircraft Turbine Systems operating segments are directly related to the expected operational lifetime of the underlying aircraft for which a part is designed and built. Since flight certification and qualification requirements are very stringent, both in the U.S. and overseas, once a part is approved and placed into production, it is unusual for that part to be replaced with a different part, although minor technological modifications may occur over time.

Generally, the production runs for new build aircraft and the accompanying new build aircraft engines are fifteen to twenty years. The useful life of an individual aircraft is fifteen to thirty years. During its entire in-service life, motion and propulsion systems will require periodic service and replacement, providing us with a long-term aftermarket revenue stream.

We believe that the product production cycles and product life cycles of our Airframe Systems and Aircraft Turbine Systems operating segments are indicative of the similar nature of the products sold and production processes. We considered this similarity in our aggregation analysis as required by FASB ASC paragraph 280-10-50-11.

b.	Clarify what you mean by the statement that “the Airframe Systems and Aircraft Turbine Systems facilities all include similar functions.” Also, clarify if the two operating share facilities, machinery and/or employees.

Response:

Similar functions

In our February Response Letter’s discussion of similarities in the nature of the production processes, we commented that:

“Parts are manufactured by highly skilled technicians utilizing precision equipment to produce highly engineered products. The Airframe Systems and Aircraft Turbine Systems facilities all include similar functions.”

When we use the term “similar functions,” we refer to a broad range of design, manufacturing and testing facilities and capabilities which are common to both our Airframe Systems and Aircraft Turbine Systems operations.

We invest heavily in research and actively partner with our customers to develop and design new and enhanced products. Design capabilities include an experienced staff of in-house engineers and technicians, supported by third-party resources when needed. Design staffs use complex software tools to help graphically design and document parts specifications, as well as bill-of-materials software, so that each part will utilize the same materials and parts assembled the same way.

Manufacturing facilities include stock rooms and various pieces of precision industrial tooling equipment, generally computer controlled, which require skilled technicians to both program and operate. Manufacturing facilities also include highly skilled technicians, supported by detailed bills-of-materials for every step, design schematics, step-by-step assembly instructions, and supported by quality control and inspection staffs. Manufacturing facilities and capabilities also include specialists in functions such as de-burring and visual inspection.

Testing facilities support testing of various product specifications including electronic circuitry, range of motion specifications, fluid pressure and flow characteristics, product weight and dimension specifications, and performance in high demand environments.

Shared facilities, machinery and/or employees

Aftermarket sales and marketing functions, including employees for aftermarket sales, are shared across both our Airframe Systems and our Aircraft Turbine Systems operating segments.

Our Aircraft Turbine Systems operating segment was grown organically. As part of our strategic plan, we formed our Airframe Systems operating segment through the acquisitions of established businesses in fiscal year 2009 that included assembled workforces, facilities and equipment that we retained to provide adequate capacity for future operations. Because of this development progression, the Airframe Systems and Aircraft Turbine Systems operating segments do not share common manufacturing facilities, equipment, or production staffs. Following the acquisitions, we have not combined facilities, partly out of a strategic desire to retain adequate capacity for future growth. The facilities occupied by the two operating segments are very similar in design, layout, types of industrial tooling equipment, and employee composition and skills and could be shared in the future.

We believe our Airframe Systems and Aircraft Turbine Systems operating segments have similar degrees of labor intensiveness and capital intensiveness which indicates the similarity of the nature of the production processes. As explained below, the use of similar raw materials strongly supports the similarity of the production processes in our Aerospace operating segments. We considered these similarities in our aggregation analysis as required by FASB ASC paragraph 280-10-50-11.

c.	Tell us whether the products from the two segments are made up of similar components and raw materials.

Response:

Products from our Airframe Systems and Aircraft Turbine Systems operating segments use similar components and raw materials.

Common raw materials include lightweight cast components made of aluminum, steel, or similar light-weight materials with high strength and durability, precision machined parts, and elastomeric seals.

Both operating segments use two types of components, excluding raw materials. First, both operating segments purchase many highly engineered components and component assemblies from third-party suppliers. Second, both operating segments also custom build and/or assemble components and component sub-assemblies. Typically, we design parts internally and then either purchase components from third parties or produce the components internally depending on economic and reliability factors. As examples, both operating segments purchase component parts such as copper-wire wound electronic coils and magnets from third parties, and internally, produce components such as copper-wire wound coils for position sensors and motors.

The bills-of-materials for both the Airframe Systems and the Aircraft Turbine Systems operating segments’ products typically have up to two thousand or more components and are assembled through a series of sub-component assembly processes.

We believe that the nature of production processes of our Airframe Systems and our Aircraft Turbine Systems operating segments are similar, including the use of similar raw materials and components, which we considered in our aggregation analysis as required by FASB ASC paragraph 280-10-50-11.

d.	We note from page 17 of Exhibit 99.1 to your December 7, 2011 Form 8-K that approximately 41% of your revenues are from military sales, with the remaining revenues being from civil sales. Please explain to us how you have considered any difference between civil and military sales in your aggregation analysis. Explain how, if at all, the product requirements may vary between civil end-customers and military end-customers. Explain how, if at all, the exposure to these end-customers varies between the two operating segments. For example, discuss if one of the operating segments has greater reliance on either the civil or military markets.

Response:

Both our Airframe Systems and our Aircraft Turbine Systems operating segments sell to large aerospace OEMs who then sell to civilian or military platform operators. We believe that the type or class of customers, large aerospace OEMs, is similar between our two Aerospace operating segments.

End-use civilian and military platforms account for a significant amount of sales of both Airframe Systems and Aircraft Turbine Systems. Both civilian and military end-users purchase aircraft and other aerospace products from the large aerospace OEMs, who are our customers. Most of our large aerospace OEM customers manufacture and sell both civilian and military platforms.

Government contracting regulations applicable to certain government contracts, including some of our contracts for end-user military platforms, are subject to FAR and CAS cost tracking and reporting requirements, as discussed in our response to question one. FAR and CAS requirements do not impose additional FAA testing and qualification requirements that would impact our business operations. Since the Airframe Systems and the Aircraft Turbine Systems products are generally used in aircraft applications, the same FAA controls that dictate the rigorous testing and qualification requirements to meet flight certification standards for civilian platforms also apply to military platforms. While all products have different requirements, there are no significant inherent differences between product requirements for civil end-customers and military end-customers from our perspective.

We believe the higher proportion of military sales in Airframe Systems is partly the result of the strategies followed by predecessor owners that had a different focus than the Woodward predominantly commercial model. As we continue to align these businesses strategically, we expect that some of these differences in sales for military versus civilian platforms will likely decrease.

As noted in our response to Staff comment number one, our analysis of the similar economic characteristics of the operating segments within our Aerospace reportable segment provided to the Staff on a supplemental basis in connection with our February Response Letter considered the historical and forecasted mix of civilian versus military end-user sales on future sales and margins as required by the guidance of FASB ASC paragraph 280-10-50-11.

We also considered the similarity in our customers who purchase both civilian and military platforms, the end-customers of our OEM customers, and the similar regulatory oversight of the FAA over both civilian and military platforms in our assessment of the other aggregation criteria outlined in FASB ASC paragraph 280-10-50-11.

e.	In this regard, we also note from the Exhibit 99.1 in the December 7, 2011 Form 8-K that it appears that you sell your products for use in a number of different aircraft, including helicopters, smaller jets, military fighter jets, commercial airliners and large military transport planes. Explain to us if your exposure to the diverse markets is consistent between the two operating segments. If one operating segment is more heavily impacted by changes in certain of the markets, explain how you have considered this in your aggregation analysis.

Response:

Our Aerospace markets are comprised of various platform categories including civilian and military fixed-wing and rotary, and manned and unmanned aircraft. Both our Aerospace operating segments serve these various platform categories, but different percentages of sales are generated for Airframe Systems compared to Aircraft Turbine Systems from these platform categories. We consider all these platform categories to be part of our overall Aerospace market.

We believe competitive pressures and related wins and losses over time and not systemic or structural differences in the categories themselves account for these differences in platform category balance. We believe these differences are also partly the result of the strategies followed by predecessor owners that had a different focus than the Woodward model. As we continue to align these businesses strategically, we expect that some of these differences in sales by platform category will likely decrease.

We believe the aerospace market is broader than a single platform category or group of platform categories. Our long-term Aerospace strategy is to maximize our product content on high-volume civilian and military aerospace platforms, both from an OEM and an aftermarket perspective. By maximizing content on high-volume platforms, we will reduce our exposure to individual platform category fluctuations.

Our analysis of the similar economic characteristics of the operating segments within our Aerospace reportable segment provided to the Staff on a supplemental basis in connection with our February Response Letter considered the historical and forecasted impact of platform category mix on anticipated sales and margins as required by the guidance of FASB ASC paragraph 280-10-50-11.

f.	You state that you sell primarily to large aircraft OEMs. However, we note that you derive a significant portion of your revenues from ‘aftermarket’ sales. Please clarify for us if the aftermarket sales are also to the large aircraft OEMs or if they are instead sold to the end customer.

Response:

Aftermarket sales of both Airframe Systems and Aircraft Turbine Systems are generally made to both the same large aerospace OEMs to whom products are sold for initial aircraft manufacture, and to end-users, such as airline operators or third-party repair providers. Aftermarket sales of both our Airframe Systems and our Aircraft Turbine Systems operating segments result directly from aircraft usage and serve the same ultimate purpose of keeping the end-user owned and operated aircraft operating safely and efficiently.

Although the percentage of aftermarket sales made to aerospace OEMs compared to end-user operators varies between operating segments, as previously communicated to the Staff, we consider the large aerospace OEMs and aftermarket customers of our Aerospace operating segments to be a similar type or class of customers.

g.	Expand your analysis of the methods used to distribute products or provide services to address the nature of any implementation or post-delivery support provided by the two operating segments.

Response:

For both our Airframe Systems and our Aircraft Turbine Systems operating segments, products are shipped from our facilities to the customers’ facilities for consumption in manufacturing activities or for use in aftermarket service and repair applications.

Neither operating segment has significant post-delivery implementation or support obligations, beyond normal warranty support typical in the aerospace industry.

We believe that the methods used to distribute products and provide services by our Airframe Systems and Aircraft Turbine Systems operating segments are similar and we considered this similarity in our aggregation analysis as required by FASB ASC paragraph 280-10-50-11.

4.	We note your discussion in response to prior comment 10 regarding your aggregation of the Electrical Power Systems, Engine Systems and Industrial Turbomachinery Systems operating segments into the Energy reportable segment. Please provide us with additional information regarding how you have analyzed the criteria in FASB ASC 280-10-50-11. Specifically, with regards to the table on page 25, please tell us if any of the operating segments are more heavily weighted in specific markets or stages in the “Energy Value Stream” you have presented. Given the large number of markets and stages in the “Energy Value Stream,” discuss whether any of the operating segments are more exposed to changes in specific areas of the “Energy Value Stream.” Explain how you have considered any concentration and exposure in your aggregation analysis.

Response:

We have updated the table previously provided to the Staff on page 25 of our February Response Letter to provide an enhanced view regarding which of our three operating segments are more heavily weighted in specific vertical and horizontal markets or stages in the “Energy Value Stream.” Blue highlights in the table represent markets in which the operating segment or segments noted have significant existing sales volumes. Yellow highlights represent markets in which the operating segment or segments noted have some current sales volume, but the related revenues and profits are not considered significant to the overall operating segment operations, but into which we believe we have substantial strategic expansion opportunities.

Electrical Power Systems (EPS), Engine Systems (ES) and Industrial Turbomachinery Systems (ITS)

Based on the content concentrations noted in blue above, certain of our operating segments have greater or lesser exposure to changes in those areas of the Energy Value Stream in which they participate.

For many, if not most, applications that our Energy reportable segment supports, the products and services provided by our three operating segments are so interconnected that a trend in one market typically has directionally similar impacts on all three operating segments. Further, the interconnectedness of our products and services offers us the opportunity to leverage existing customer relationships into expanded product content at user sites.

For example, increased drilling for natural gas requires on-site power generating capabilities which may be generated using either the reciprocal engine applications supported by our Engine Systems operating segment or the industrial turbine applications supported by our Industrial Turbomachinery Systems operating segment, both of which use control systems provided by our Electrical Power Systems operating segment.

We also believe it is significant that a large portion of the electrical control systems produced by our Electrical Power Systems operating segment are sold to our other Energy operating segments and/or are used as component parts in our Engine Systems’ and Industrial Turbomachinery Systems’ products in the various markets noted. Thus, Electrical Power Systems’ parts are marketed by all three Energy operating segments to various customers, either as stand-alone products or as components of other products sold.

In addition, we considered the possible impacts of exposure to concentrations in our aggregation analysis and believe that such exposure will diminish over time as we execute on our strategy to expand content of each of our operating segments in the markets shown. As previously communicated to the Staff, all three Energy operating segments are focused on expanding our content in each market within the Energy Value Stream, whether or not they already have substantial sales to that market. Further, we are working to develop additional opportunities for cross-over within each market. Finally, we believe that due to our broad global footprint, our exposure within particular markets is minimized since increases or decreases in certain markets at a national or regional level are often offset by counter movements in the same markets in other regions.

We do not believe that any concentration in our existing sales mix to one or more markets is sufficiently significant such that reporting on one or more of our Energy operating segments would outweigh the benefits, including clarity, that our investors gain from our providing aggregated information for our Energy reportable segment.

We considered the historical and forecasted impact of changes in our concentration and exposure to the markets or stages in the Energy Value Stream in our evaluation of the similar aggregation characteristics demonstrated between our three Energy operating segments, as previously communicated to the Staff in our February Response Letter and as required by the guidance of FASB ASC paragraph 280-10-50-11.

5.	Further to the above, we note that certain of the energy markets you refer to, including solar and wind, are currently significantly impacted by government incentive programs whereas many of the other energy systems are more advanced and do not rely on government incentives. Explain how, if at all, this impacts the operations of your three operating segments. To the extent that one operating segment is more exposed to changes in the markets that rely on government incentive programs, explain how you consider this in your aggregation analysis.

Response:

Government incentive programs take many forms. We tend to view these incentives as either direct government incentive programs or changes in regulatory requirements. On the one hand, direct government incentive programs may encourage end-customer behaviors through monetary rewards, such as renewable energy subsidies. On the other hand, changed regulatory requirements may encourage end-customer behaviors through changes in penalties or sanctions, such as those imposed by failure to comply with government mandated emissions standards.

Our Energy strategy encompasses both types of government incentive programs and we are working to position ourselves to capitalize on opportunities presented by either direct government incentive programs, or changes in regulatory requirements. We consider the susceptibility of our three Energy operating segments to changes in worldwide government initiatives to be both a strategic risk and a strategic opportunity for success, and therefore believe that such susceptibility to changes represents a similarity across our Energy operating segments.

Our analysis of the similar aggregation characteristics of the operating segments within our Energy reportable segment provided to the Staff on a supplemental basis in connection with our February Response Letter considered the historical and forecasted impact of both direct government incentive programs as well as changes in regulatory requirements on anticipated sales and margins as required by the guidance of FASB ASC paragraph 280-10-50-11.

We will continue to provide information within our regulatory filings about major trends and factors relative to government incentive programs that significantly impact our results.

* * * * *

In connection with its response to the Staff’s comment letter, Woodward acknowledges that:

•	Woodward is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Woodward may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (970) 498-3112 to discuss the matters addressed above or other issues relating to the subject Form 10-K. Thank you for your attention to this matter.

Very truly yours,

/s/ Robert F. Weber, Jr.
Robert F. Weber, Jr.
Vice Chairman, Chief Financial Officer and Treasurer

cc:	A. Christopher Fawzy

Woodward, Inc.

Philip S. Stamatakos

Timothy J. Melton

Joel T. May

Jones Day

Steven J. Yaroch

Deloitte & Touche LLP